Goldman Sachs ETF Trust |  200 West Street | New York, NY 10282-2198

October 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
369	7/26/2021	485APOS	0001193125-21-224388
392	10/8/2021	485BXT	0001193125-21-295202
407	11/4/2021	485BXT	0001193125-21-320027
413	12/2/2021	485BXT	0001193125-21-346655
419	12/28/2021	485BXT	0001193125-21-368030
428	1/26/2022	485BXT	0001193125-22-018296
433	2/24/2022	485BXT	0001193125-22-051866
436	3/24/2022	485BXT	0001193125-22-083941
439	4/21/2022	485BXT	0001193125-22-112953
442	5/19/2022	485BXT	0001193125-22-154866
445	6/16/2022	485BXT	0001193125-22-175412

448	7/14/2022	485BXT	0001193125-22-193564
456	8/11/2022	485BXT	0001193125-22-218355
459	9/8/2022	485BXT	0001193125-22-240898
468	10/6/2022	485BXT	0001193125-22-258830
475	11/3/2022	485BXT	0001193125-22-276740
484	12/1/2022	485BXT	0001193125-22-296432
500	12/29/2022	485BXT	0001193125-22-314503
507	1/26/2023	485BXT	0001193125-23-016132
510	2/9/2023	485BXT	0001193125-23-029912
518	3/9/2023	485BXT	0001193125-23-065983
526	4/5/2023	485BXT	0001193125-23-091953
536	5/4/2023	485BXT	0001193125-23-135625
544	6/1/2023	485BXT	0001193125-23-158809
556	6/29/2023	485BXT	0001193125-23-178415
564	7/27/2023	485BXT	0001193125-23-196016
574	8/24/2023	485BXT	0001193125-23-219850
583	9/21/2023	485BXT	0001193125-23-239541

These Post-Effective Amendments relate to a series of the Trust, Goldman Sachs Innovate DeFi and Blockchain Equity ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Robert Griffith

Robert Griffith
Secretary